EXHIBITS

EXHIBIT A

Financial Statements

EMBER FUND, INC.

FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

EMBER FUND, INC.

FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

CONTENTS



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Tax, Audit & Advisory

INDEPENDENT AUDITOR'S REPORT

To the Management
Ember Fund, Inc.
Los Angeles, California

Opinion

We have audited the accompanying financial statements of Ember Fund, Inc. (a Corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ember Fund, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Ember Fund, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Ember Fund, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

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📍730 Hope Road | Tinton Falls | NJ 07724   ☎ 732.676.4100   📠 732.676.4101
📍40 Bey Lea Road, Suite A101 | Toms River | NJ 08753   ☎ 732.349.6880   📠 732.349.1949
Member of CPAmerica, Inc. | Registered Firm With the PCAOB

[cgteam.com]

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Ember Fund, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Ember Fund Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

Cg Tax, Audit & Advisory

Tinton Falls, New Jersey
April 29, 2022

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Tax, Audit & Advisory

EMBER FUND, INC.

BALANCE SHEETS
December 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 2,667,234	$ 237,957
Custodial Assets	1,350,000	-
Prepaid and Other Current Assets	18,628	-
Total Current Assets	4,035,862	237,957
Property and Equipment, net	22,533	-
OTHER ASSETS		
Digital Assets	425,336	216,089
Internally Developed Software, net	318,047	-
Investment in Set Labs Inc.	50,250	-
Security Deposit	3,128	3,128
Shareholder Notes Receivable	312,748	3,776
Total Assets	$ 5,167,904	$ 457,821
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Credit Cards Payable	$ 38,465	$ 40,543
Custodial Liabilities	1,350,000	-
Accrued Expenses and Other Liabilities	74,810	316,684
Paycheck Protection Program Loan	-	39,939
Due to Shareholders	35,697	28,526
Total Current Liabilities	1,498,972	425,691
Total Liabilities	1,498,972	425,691
STOCKHOLDERS' EQUITY		
Common Stock	688	704
Treasury Stock, at cost	-	(1,800)
Convertible SAFE, net	5,907,319	621,319
Additional Paid in Capital	(25,492)	32,851
Retained Earnings	(2,213,583)	(620,944)
Total Stockholders' Equity	3,668,932	32,130
Total Liabilities and Stockholders' Equity	$ 5,167,904	$ 457,821

EMBER FUND, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 1,392,642	$ 305,821
Cost of Goods Sold	70,076	3,285
Gross Profit	1,322,566	302,535
Operating Expenses:		
Selling, General, and Administrative Expenses	3,251,363	887,182
Loss from Operations	(1,928,797)	(584,647)
Other Income (Expense):		
Impairment of Digital Assets	(9,423)	-
Gain on Sale of Digital Assets	285,245	37,853
Other Income	1,333	5,184
Paycheck Protection Program Loan Forgiveness	39,939	-
Advance on R&D Tax Credit	15,632	-
Interest Income, net	3,432	-
Total Other Income	336,158	43,037
Net Loss	$ (1,592,639)	$ (541,610)

EMBER FUND, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and 2020

	Common Stock (1)		Treasury Stock		Convertible SAFE	Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount				
Balance at January 1, 2020	7,040,000	$ 704	960,000	$ (1,800)	$ 106,901	$ 18,162	$ (79,334)	$ 44,633
Convertible SAFE Issuance, net	-	-	-	-	514,418	-	-	514,418
Stock Based Compensation	-	-	-	-	-	14,689	-	14,689
Net Loss	-	-	-	-	-	-	(541,610)	(541,610)
Balance at December 31, 2020	7,040,000	$ 704	960,000	$ (1,800)	$ 621,319	$ 32,851	$ (620,944)	$ 32,130
Common Stock Repurchase	(160,000)	(16)	160,000	(97,151)	-	16	-	(97,151)
Treasury Shares Reissued	-	-	(1,120,000)	98,951	-	(98,951)	-	-
Convertible SAFE Issuance, net	-	-	-	-	5,286,000	-	-	5,286,000
Stock Based Compensation	-	-	-	-	-	40,592	-	40,592
Net Loss	-	-	-	-	-	-	(1,592,639)	(1,592,639)
Balance at December 31, 2021	6,880,000	$ 688	-	$ -	$ 5,907,319	$ (25,492)	$ (2,213,583)	$ 3,668,932

(1) Common Stock has a Par Value of $.0001 per share
As of December 31, 2021 and 2020 there were 10,000,000 shares authorized
As of December 31, 2021 and 2020 there were 6,880,000 and 7,040,000 issued and outstanding, respectively

EMBER FUND, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (1,592,639)	$ (541,610)
Adjustments to reconcile net loss to net cash provided from operating activities:		
Depreciation	4,923	-
Amortization of Internally Developed Software	5,154	-
Stock Based Compensation	40,592	14,689
Paycheck Protection Program Forgiveness	(39,939)	-
(Increase) Decrease in:		
Custodial Assets	(1,350,000)	-
Prepaid and Other Current Assets	(18,628)	-
Digital Assets	(494,493)	(248,272)
Increase (Decrease) in:		
Credit Cards Payable	(2,078)	28,595
Custodial Liabilities	1,350,000	-
Accrued Expenses and Other Liabilities	(241,875)	313,470
Net Cash Used in Operating Activities	(2,338,982)	(433,128)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repurchase of Common Stock	(97,151)	-
Internally Developed Software	(323,201)	-
Investment in Set Labs Inc.	(50,250)	-
Acquisition of Property and Equipment	(27,456)	-
Net Cash Used in Investing Activities	(498,058)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Paycheck Protection Program	-	39,939
Gain on Sales of Digital Assets	285,245	37,853
Issuance of Shareholder Notes Receivable	(312,099)	-
Proceeds from Shareholder Notes Payable	7,171	-
Issuance from Shareholder Notes Payable	-	(179)
Proceeds from Convertible SAFE Issuance	5,286,000	514,418
Net Cash Provided by Financing Activities	5,266,317	592,031
Net Increase in Cash	2,429,278	158,903
Cash and Cash Equivalents, Beginning of Year	237,957	79,054
Cash and Cash Equivalents, End of Year	$ 2,667,234	$ 237,957
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Years Ended for:		
Interest	$ 196	$ -
Taxes	$ 5,324	$ 1,250

See Accompanying Notes and Independent Auditor's Report

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NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Ember Fund, LLC was formed on April 28, 2018 as a Wyoming Limited Liability Company. On June 19, 2019 the Company converted to a Delaware Corporation named Ember Fund, Inc. (the "Company"). The Company began business operations during 2019.

Ember Fund, Inc. has developed the first mobile app in the world that allows investors to easily invest in multi-coin cryptocurrency portfolios, which automatically rebalance by market capitalization each month.

Basis of Accounting

The Company prepares its financial statements with accounting principles generally accepted in the United States of America which includes accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

The outbreak of the novel strain of coronavirus ("COVID-19") has severely impacted, and continues to severely impact the U.S. and global economies. We cannot estimate the length or severity of the COVID-19 pandemic or the related U.S. and global economic consequences on our business and operations, including whether and when historic economic and operating conditions will resume or the extent to which the disruption may impact our business, financial position, results of operations or cash flow. Our estimates, judgments and assumptions related to COVID-19 could ultimately differ over time.

Cash and Cash Equivalents

Cash and Cash Equivalents include Digital Asset accounts held in the form of stablecoin, and any highly liquid short-term investments with original maturity dates of less than three months. Stablecoin included in Cash and Cash Equivalents are cryptocurrencies that peg their market value to the United States Dollar.

Investments

During 2021, the Company made a $50,250 investment to purchase a preferred stock interest in Set Labs Inc. Investments in equity securities with readily determinable values are recorded at fair value in the balance sheet and any unrealized gain or loss on investments is recorded in the Statement of Operations. This investment has unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities As of December 31, 2021 there was no gain or loss on investments recorded.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 years. Major

NOTE 1 – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

additions and improvements are capitalized. Expenditures for repairs and maintenance are recorded as expenses when incurred.

Digital Assets

Digital Assets include assets held in the form of Bitcoin, Ethereum, and Litecoin Dollar cryptocurrency. Digital Assets are recorded at cost and tested for impairment at each reporting period or upon a triggering event. Impairments as of December 31, 2021 and 2020 were $9,423 and $0, respectively.

As a result of trading cryptocurrency, the Company recorded gains on digital assets as of December 31, 2021 and 2020 of $285,245 and $37,853, respectively.

The fair market value of cryptocurrency held by the Company as of December 31, 2021 and 2020 was $475,122 and $340,937, respectively.

Revenue Recognition

Revenue is recognized at the point in time when the Company's performance obligations with the applicable customers have been satisfied. At contract inception, the Company determines if the contract is within the scope of ASC Topic 606 and then evaluates the contract using the following five steps: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue at the point in time when the entity satisfies a performance obligation.

The Company generates its revenue through fees earned based on customer deposits and through portfolio management fees.

Revenue is recorded at the transaction price, which is the amount of consideration the Company expects to receive in exchange for providing services to a customer. Revenue is recognized at a point in time upon completion of service provided to a customer. The Company determines the transaction price based on fixed consideration in its contractual agreements, and the transaction price is allocated entirely to the performance obligation to provide service. In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers service to when the customers pay for the product is less than one year and the customers do not pay for product in advance of the transfer of the product.

Income Taxes

The Company has been formed as a "C" Corporation for federal and state income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference between the bases of certain assets and liabilities for financial and tax reporting. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed by U.S. generally accepted accounting principles. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset federal and state income taxes. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

NOTE 1 – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company follows ASC Topic 740-10, *"Accounting for Uncertainty in Income Taxes",* which prescribes a recognition threshold and measurement attribute for combined financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the years ended December 31, 2021 and 2020, the Company has determined there are no material uncertain tax positions to be accounted for in the financial statements. Penalties and interest assessed by income taxing authorities would be included in operating expenses. No authorities have commenced income tax examinations as of December 31, 2021 and 2020.

Concentration of Credit Risk

The Company maintains cash balances at one institution, which may exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") insures these accounts up to $250,000 per depositor. The Company historically has not experienced any related cash in bank losses.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2021 and 2020 were $1,844,555 and $539,363, respectively.

Subsequent Events

Subsequent events were evaluated through the date of the independent auditor's report which is the date the financial statements were available to be issued.

On March 7, 2022, the Company issued 252,333 time vesting stock option awards to employees of the Company.

Fair Value Measurement

The Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. The following table summarizes assets which have been accounted for at fair value as of December 31, 2021 and 2020 along with the basis for the determination of fair value:

	Unobservable Inputs (Level 3)	
	2021	**2020**
Investment in Set Labs Inc.	$ 50,250	$ -

The Organization utilizes three levels of inputs to measure the fair value of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 1 – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement (Continued)

The first two inputs are considered observable and the last is considered unobservable. The levels of inputs are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Custodial Assets and Liabilities

From time to time third party investors will send funds to the Company to invest in cryptocurrency, for purposes of investment gain. Under these arrangements, the Company would take a commission on total gains for the investor. As of December 31, 2021 and 2020, the Company has received $1,350,000 and $0, respectively, from investors for this purpose. These funds are recorded as a current asset and current liability on the balance sheet. As of December 31, 2021 and 2020, the Company has not yet begun investing these funds, and thus has not recognized any gain or loss. Additionally, funds are held in the form of cash or stablecoin until they are invested.

Internally Developed Software

In accordance with ASC 350-40, "Internal-Use Software", the Company capitalizes its costs to develop its internal use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. These costs are included in internally developed software on the Company's balance sheets and are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred.

Amortization expense totaled $5,154 and $0 for the years ended December 31, 2021 and 2020, respectively.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,

	2021	2020
Computer Equipment	$ 27,456	$ -
Less: Accumulated Depreciation	(4,923)	-
	$ 22,533	$ -

Depreciation expense totaled $4,923 and $0 for the years ended December 31, 2021 and 2020, respectively.

NOTE 3 – SHAREHOLDER NOTES RECEIVABLE

On April 26, 2021, the Company entered into three shareholder notes receivable totaling $312,748. The notes are due upon maturity which is April 26, 2031. The notes bear interest at a rate of 1.73% per annum. As of December 31, 2021 and 2020, outstanding principal related to these notes was $312,748 and $0, respectively. As of December 31, 2021 and 2020, interest income related to these notes was $3,628 and $0, respectively.

NOTE 4 – DUE TO SHAREHOLDERS

From time to time certain shareholders of the Company are owed reimbursement for expenses paid out of pocket on behalf of the Company. There is no formal agreement for these balances and they do not incur interest. These amounts are reflected in the balance sheets as shareholders notes payable, have no maturity date, and are due upon demand. Total amounts outstanding as of December 31, 2021 and 2020 were $35,697 and $28,526, respectively.

NOTE 5 – PAYCHECK PROTECTION PROGRAM LOAN

During 2020, the Company received funding under the SBA Paycheck Protection Program ("PPP") and was granted a loan under the CARES Act which was enacted March 27, 2020. The Company received a loan in the amount of $39,939. Funds from the PPP Loan were used as required for eligible payroll costs and costs used to continue group health care benefits. The loan bears interest at 1% per annum. The Company received full forgiveness on September 21, 2021.

NOTE 6 – CONVERTIBLE SAFE

During 2019 and 2020, the Company completed a Regulation Crowdfunding campaign in which they closed 1,859 individual SAFE agreements and raised $602,765. As part of this campaign, the Company raised $106,901 in 2019 and an additional, $434,262 in 2020. Funds raised through these SAFE agreements are presented net of costs and fees incurred which totaled $61,602. These SAFE agreements contain a Post-Money Valuation Cap of $5,000,000 and a discount rate of 15%.

On April 6, 2020 the Company also entered into another SAFE agreement for a total of $80,156. This SAFE contains a Post-Money Valuation Cap of $5,000,000 and a discount rate of 15%.

During 2021, the Company entered into fifteen additional SAFE agreements for a total of $5,286,000. These SAFE agreements contain a Post-Money Valuation Cap ranging from $40,000,000 to $60,000,000 and a discount rate of 85%.

As a result of these agreements, and upon a qualified financing of meeting the valuation caps, the SAFE agreements will automatically convert into shares of preferred stock equal to the purchase amount divided by the conversion price. The conversion price is based on the stock price per share of the qualified financing multiplied by the applicable discount rate. Prior to closing a qualified equity financing, the Company will re-organize their equity structure to ensure an appropriate number of authorized preferred shares of stock.

NOTE 7 – STOCK BASED COMPENSATION

From time to time, the Company awards its employees and consultants with stock option awards in accordance with the Ember Fund, Inc. 2020 Equity Incentive Plan.

In accordance with ASC Topic 718-10, "Stock Compensation", the Company measures stock based awards at fair value and recognizes compensation expense for all stock option awards made to its employees and consultants.

The Company estimates the fair value of stock options granted using the Black-Scholes valuation model. This model requires the Company to make estimates and assumptions including, among other things, estimates regarding the length of time an employee will retain vested stock options before exercising them, the estimated volatility of its common stock price and the number of options that will be forfeited prior to vesting. The fair value is then recognized on a straight line basis over the requisite service period of the award, which can be upon grant to four years. Changes in these estimates and assumptions can materially affect the determination of the fair value of the stock-based compensation and consequently, the related amount recognized in the Statement of Operations.

The Company has reserved 1,194,644 shares of common stock for issuance under the plan.

During 2020, the Company issued 569,208 stock options to employees and consultants. These awards have a total grant date fair value of $92,700. In March 2021, the Company issued an additional 165,093 stock options to an employee with a grant date fair value of $26,927. As of December 31, 2021 and 2020, stock based compensation was $40,592 and $14,689, respectively.

NOTE 8 – STOCK REPURCHASE

On June 18, 2019, the Company entered into a stock repurchase and release agreement with a shareholder. In connection with the agreement, the Company repurchased 960,000 shares of common stock in exchange for $1,800. The shares were paid for in 2019 and the shares were held in treasury at cost until 2021 when the shares were reauthorized to be issued. As of December 31, 2021, these shares remain authorized but not issued or outstanding.

On February 16, 2021 the Company entered into a stock repurchase and release agreement with a shareholder. In connection with the agreement, the Company repurchased 160,000 shares of common stock in exchange for $97,151. During 2021, the Company made payments of $64,767. The remaining balance of $32,384 is included within accrued expenses on the balance sheet as of December 31, 2021. This balance was paid in full during 2022. The shares repurchased were held in treasury at cost until 2021 when the shares were reauthorized to be issued. As of December 31, 2021 these shares remain authorized but not issued or outstanding.

NOTE 9 – LEASE COMMITMENTS

The Company rents office space in Los Angeles, California under an operating lease. The lease was entered into on March 2, 2021 and has an eleven month commitment. Rent expense for 2021 was $62,152. As of December 31, 2021, the Company has a remaining commitment of two months for a total of $16,180.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

NOTE 10 – RELATED PARTY TRANSACTIONS

During 2020 and 2021, the Company entered into shareholder notes receivable with certain related parties. There is also a due to shareholders balance owed to certain related parties. See Note 3 and Note 4 for more information.

During 2021, the Company obtained investments from two related parties in the form of convertible SAFE agreements which totaled $175,000.

NOTE 11 – PROVISION FOR INCOME TAXES

The provision for (benefit from) income taxes for the years ended December 31, 2021 and 2020 consists of the following:

	2021	2020
Current:		
Federal	$ -	$ -
State	-	-
	$ -	$ -
Deferred:		
Federal	$ 334,000	$ 114,000
State	111,000	38,000
	445,000	152,000
Valuation allowance	(445,000)	(152,000)
	$ -	$ -

Deferred taxes are recognized for temporary differences between the bases of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial purposes, but not for federal income tax purposes.

The Company's total net deferred tax asset (liability) at December 31, 2021 and 2020 is as follows:

	2021	2020
Total Deferred Tax Assets	$ 619,000	$ 174,000
Allowance	(619,000)	(174,000)
Net	$ -	$ -

A valuation allowance has been recorded as it is anticipated that all deferred tax assets (liabilities) relating to the net operating losses will not be realized.

NOTE 11 – PROVISION FOR INCOME TAXES (Continued)

Those amounts have been presented in the Company's financial statements as follows:

	2021	2020
Deferred Tax Asset	$ -	$ -
Deferred Tax Liability	-	-
Net Deferred Tax Asset (Liability)	$ -	$ -

The Company incurred a net operating loss during the years ended December 31, 2021, 2020 and 2019. The net operating loss and expiration dates are as follows:

Year Ended December 31,	Approximate Amount of Loss	Expiration Date
2019	$79,000	December 31, 2039
2020	$541,000	December 31, 2040
2021	$1,600,000	December 31, 2041